[redacted]

11021978

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR 3 1 2011

SEC MAIL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65998

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/10 (MM/DD/YY) AND ENDING 01/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Knox Securities Corp.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Riverside Avenue, 5th Floor
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Chen **203-226-6288 x103**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

850 Canal Street, 4th Floor	Stamford	CT	06902
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Knox Securities Corp., as of January 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE T. FORTE
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2013

Eric Chen
Signature

President
Title

Michele T. Forte
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KNOX SECURITIES CORP.

Statement of Financial Condition
January 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Board of Directors and Stockholder
Knox Securities Corp.
Westport, Connecticut

We have audited the accompanying statement of financial condition of Knox Securities Corp. (the "Company") as of January 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Knox Securities Corp. as of January 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
March 29, 2011

KNOX SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
January 31, 2011

Assets		
Cash	$	20,069
Deferred tax asset		8,630
Other assets		86
	$	28,785
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	5,000
Due to parent		3,815
Total liabilities		8,815
Stockholder's Equity		
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		213,988
Deficit		(194,028)
Total stockholder's equity		19,970
	$	28,785

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Knox Securities Corp. (the "Company") was incorporated in the state of Delaware on January 29, 2003. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on January 2, 2004. The Company's revenue, when earned, is primarily derived from providing investment banking services, merger and acquisition, financial advisory and general corporate consulting services to companies. The Company is a wholly-owned subsidiary of Knox Capital Corp. (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who is exempt, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting.

Cash: Cash includes cash held in an interest bearing money market account. Cash, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Income taxes: The Company is classified as a "C" Corporation for income tax purposes, and files a consolidated tax return with its Parent for federal and unconsolidated for the state. The Company records its own tax provision as if it were a separate filer.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At January 31, 2011, the Company had net capital of $11,254 which was $6,254 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.78 to 1.

Note 3. Related Party Transactions

The Company had an operating agreement with its Parent that a monthly charge of operating costs incurred at the Parent level will be allocated to the Company based on the ratio percentage of the Company's year to date revenues compared to the year to date revenues of the Parent and the Company combined. Effective April 1, 2010, a new expense allocation agreement was entered into with the Parent, allocating expenses to the Company based upon fixed percentages. As of January 31, 2011, the Company owed the Parent $3,815.

Note 4. Income Taxes

The components of the deferred tax asset as of January 31, 2011 are as follows:

Federal net operation loss carryforward	$	5,602
State net operation loss carryforward		3,028
Total deferred tax asset	$	8,630

As of January 31, 2011, the Company had net operating loss carryforwards of $40,000 available for tax purposes in its consolidated federal tax return filing with its Parent and $43,000 available for unconsolidated State tax purposes. Realization of deferred tax assets is dependent on future earnings of the Company and its Parent, the timing and amount of which is uncertain.

Expiration Date		Federal		State
2030	$	40,000	$	43,000

The Financial Accounting Standards Board (FASB) provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. As of January 31, 2011, management has determined that there are no material uncertain income tax positions. With few exceptions, the Company and its Parent are no longer subject to U.S. federal or state and local tax examinations by tax authorities for years before 2007.

Note 5. Subsequent Events

The Company has evaluated subsequent events through the date at which this financial statement was available to be issued on March 29, 2011, and determined there have not been any events that have occurred that would require adjustments to or disclosures in the financial statement.